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SECURITIES ON
V

05038728

ANNU...

FORM X-17A-5
PART III

RECEIVED FEB 28 2005 PROCESSING SECTION WASH, D.C. 202

SEC FILE NUMBER
8- 52550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Civilian Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 North Peoria Street, Suite 7C
(No. and Street)

Chicago	Illinois	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Shapiro, CPA — 847/679-4552
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name — *if individual, state last, first, middle name*)

9661 West 143rd Street	Orland Park	Illinois	60642
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/15

OATH OR AFFIRMATION

I, Peter S. McDonnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Civilian Capital, Inc., as of December 31, ~~xpx~~ 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
Patricia Dudiak Rogers
Notary Public, State of Illinois
My Commission Expires Nov. 6, 2008

[Signature]
Notary Public

[Signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. D.C. 202 SECTION

CIVILIAN CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

CIVILIAN CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

CONTENTS

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors
Civilian Capital, Inc.
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Civilian Capital, Inc. as of December 31, 2004, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Civilian Capital, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 10-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 16, 2005
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

CIVILIAN CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	427
Deposit with clearing firm		21,665
Equipment:		
Trading system, less accumulated depreciation of $180,600		-
Total assets	$	22,092

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$	3,322
Commissions payable		5,082
Total accounts payable and commissions payable		8,404
Liabilities subordinated to claims of general creditors		5,154
Total liabilities		13,558
Shareholder's equity:		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		16,667
Additional paid-in capital		431,833
Accumulated deficit		(439,966)
Total shareholder's equity		8,534
Total liabilities and shareholder's equity	$	22,092

See notes to financial statements.

CIVILIAN CAPITAL, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$ 86,406	
Interest and other income	5,146	
Total revenues		$ 91,552
Expenses:		
Commissions and clearing fees	68,763	
Regulatory fees	7,008	
Other operating expenses	54,370	
Total expenses		130,141
Loss before income taxes		(38,589)
Deferred income tax expense		152,500
Net loss		$ (191,089)

See notes to financial statements.

CIVILIAN CAPITAL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount		
Balance at beginning of year	1,000	$ 16,667	$ 433,833	$ (248,877)
Contributions returned	-	-	(2,000)	-
Net loss	-	-	-	(191,089)
Balance at end of year	1,000	$ 16,667	$ 431,833	$ (439,966)

See notes to financial statements.

CIVILIAN CAPITAL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2004

Subordinated liabilities at beginning of year	$	-
Additions		5,154
Subordinated liabilities at end of year	$	5,154

See notes to financial statements.

CIVILIAN CAPITAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss	$ (191,089)	
Adjustments to reconcile net loss to net cash used by operating activities:		
Deferred income tax expense	152,500	
Depreciation	35,117	
Increase (decrease) in:		
Accounts payable	2,800	
Commissions payable	(17,689)	
Net cash used by operating activities		$ (18,361)
Cash flows from financing activities:		
Return of contributed capital		(2,000)
Net decrease in cash		(20,361)
Cash at beginning of year		20,788
Cash at end of year		$ 427

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Civilian Capital, Inc. (the Company) (an Illinois corporation) is registered as a fully disclosed, introducing broker-dealer with the Securities and Exchange Commission ("SEC"). It is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company introduces its customer business in securities to other brokers who clear and carry the customer transactions.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Depreciation

Equipment is stated at cost and depreciated using the straight-line method over the estimated useful life of the asset.

NOTE 2. NET CAPITAL REQUIREMENTS

The Company is a fully disclosed, introducing broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2004, the Company had net capital of $13,688 which was $8,688 in excess of its required net capital of $5,000.

NOTE 3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, an officer of the Company provided office space and various administrative and operating services at no charge.

NOTE 4. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 5. CONTINGENCIES

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 6. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

NOTE 7. CASH FLOW INFORMATION

There was no cash paid for interest and income taxes during the year.

NOTE 8. INCOME TAXES

Deferred income taxes are recognized for the benefits provided by operating loss carryforwards that offset future year taxable income. The deferred tax asset before the valuation allowance results primarily from loss carryforwards of approximately $439,000 that may be applied against future taxable income. If not used, the carryforwards will expire in various amounts beginning in 2021. The Company does not feel that it will be able to use the carryforwards; therefore, a valuation allowance has been established.

The deferred income tax asset reported on the statement of financial condition is comprised of the following:

Deferred tax asset	$	166,500
Valuation allowance		(166,500)
Net deferred tax asset	$	-

The deferred income tax (expense) benefit reported on the statement of operations is comprised of the following:

Current year deferred income tax benefit	$	(14,000)
Adjustment to valuation allowance		166,500
Net deferred income tax expense	$	152,500

SUPPLEMENTARY INFORMATION

CIVILIAN CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Total shareholder's equity	$	8,534
Additions:		
Allowable subordinated liabilities		5,154
Total capital and allowable subordinated liabilities		13,688
Deductions		-
Haircuts on securities		-
Net capital		13,688
Net capital requirements		5,000
Excess net capital	$	8,688
Total aggregate indebtedness	$	8,404
Ratio of aggregate indebtedness to net capital		0.614

Note : There are no material differences between the above computations and the Company's corresponding unaudited focus - Part II filing.

CIVILIAN CAPITAL, INC.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section (K)(2)(B) of that rule.

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors
Civilian Capital, Inc.
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Civilian Capital, Inc. ("Company") for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal control and of the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 16, 2005
Orland Park, Illinois